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[Hogan & Hartson L.L.P. Letterhead]

January 27, 2005

EDGAR and Overnight Courier

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Mail Stop 04-05
Attn:    Donald C. Hunt
             David Ritenour
             Heather Tress
             Kate Tillan

  Re:
  Medical Device Manufacturing, Inc. Amendment No. 4 to Registration Statement on Form S-4 Filed August 30, 2004 and amended on October 25, 2004, December 7, 2004 and January 6, 2005 File No. 333-118675

Ladies and Gentlemen:

        On behalf of Medical Device Manufacturing, Inc., a Colorado corporation ("MDMI"), this letter responds to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in a letter (the "comment letter") to Ron Sparks, President and Chief Executive Officer of MDMI, dated January 18, 2005, regarding the Registration Statement on Form S-4 (Commission File No. 333-118675) filed by MDMI on August 30, 2004, as amended by Amendment No. 1 thereto filed by MDMI on October 25, 2004, Amendment No. 2 thereto filed by MDMI on December 7, 2004 and Amendment No. 3 thereto filed by MDMI on January 6, 2005 (as amended, the "Registration Statement"). Filed herewith is Amendment No. 4 ("Amendment No. 4") to the Registration Statement, which has been marked to show changes from Amendment No. 3.

        MDMI's responses to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the comment letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in Amendment No. 4. The responses provided herein are based on discussions with, and information furnished by, MDMI and its advisors. Once the Staff has reviewed MDMI's responses to the comments contained in the comment letter, MDMI would welcome the opportunity to discuss any additional questions the Staff may have to facilitate expedient resolution of any remaining issues.

Managements' Discussion and Analysis of Financial Condition and Results of Operations—Page 51

Contractual Obligations and Commitments—Page 60

1.
Comment: See prior comment 3. The categories of contractual obligations to be included in the table are defined by reference to the applicable accounting literature. We note that you exclude amounts included in your other long-term liabilities in your balance sheet under GAAP related to environmental remediation obligations. Please revise to include the environmental liabilities in your table, or tell us in detail why your current presentation complies with Item 303(a)(5) of Regulation S-K.

  Response: MDMI has complied with this comment and updated the tables of contractual commitments on pages 60 and 61.

Consolidated Financial Statements—Page F-2

Note 1. Summary of Significant Accounting Policies—Page F-7

2.
Comment: See prior comment 9. Please respond to the following comments:

  a. Please tell us the actual amount of sales returns, on a gross basis, for 2001, 2002, 2003, and the nine months ended September 30, 2004. That is, tell us the amount that you term the "sales value" and not the "net reserve value." The amounts should reflect the actual amount of returns related to sales in each period regardless of whether or not the company properly accrued for those returns or when the return actually occurred. We note that you use estimated amounts for 2001 and 2002.

  Response: MDMI sales returns, on a gross basis, for 2001, 2002, 2003 and the nine months ended September 30, 2004, based on the actual amount of returns related to sales in each period regardless of whether or not the company properly accrued for those returns or when the return actually occurred, were as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Gross sales returns based on year of sale*	$2,994	$2,972	$4,375	$4,617

*
Amounts in 2001 and 2002 are estimated and amounts in 2003 and 2004 are actual.

  b. Please tell us the actual amount of sales returns reflected as a reduction to your sales for 2001, 2002, 2003, and the nine months ended September 30, 2004.

  Response: The actual amount of MDMI sales returns reflected as a reduction to MDMI sales for 2001, 2002, 2003 and the nine months ended September 30, 2004 were as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Actual gross sales returns recorded	$2,846	$2,860	$3,847	$4,841

  c.
  Please tell us the actual amount of cost of sales, on a gross basis, for 2001, 2002, 2003, and the nine months ended September 30, 2004, that related to the actual returns, regardless of the period in which the return was made, for sales in each period regardless of whether or not the company properly accrued for those returns. We note that you use estimated amounts for 2001 and 2002.

  Response: The impact of MDMI sales returns on cost of sales, on a gross basis, for 2001, 2002, 2003 and the nine months ended September 30, 2004, based on the actual amount of returns related to sales in each period regardless of whether or not the company properly accrued for those returns or when the return actually occurred were as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Gross cost of sales credits for returns based on year of sale*	$(2,132)	$(2,062)	$(3,118)	$(3,258)

*
Amounts in 2001 and 2002 are estimated and amounts in 2003 and 2004 are actual.

  d. Please tell us the actual amount of returns included in cost of sales for 2001, 2002, 2003, and the nine months ended September 30, 2004.

  Response: The actual amount of MDMI sales returns reflected as a credit to MDMI cost of sales for 2001, 2002, 2003 and the nine months ended September 30, 2004 were as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Actual gross cost of sales credits recorded	$(2,026)	$(1,987)	$(2,615)	$(3,436)

  e. Confirm our understanding that the amount you should have reflected as a reserve for sales returns and allowances as of December 31, 2002 and 2003, and September 30, 2004, was $259,697, $1,091,065, and $724,633 based upon your analysis of the actual amount of returns related to sales in each period regardless of when the return actually occurred. We note that you use estimated amounts for 2002.

  Response: MDMI confirms that the amount of the gross return reserve for sales returns and allowances that should have been reflected as of December 31, 2002 and 2003, and the nine months ended September 30, 2004 was $259,697, $1,091,065, and $724,633, respectively, based upon MDMI's analysis of the actual amount of returns related to sales in each period regardless of when the return actually occurred. MDMI estimated the amounts for 2002. The actual return reserve recorded by MDMI at December 31, 2002 and 2003, and the nine months ended September 30, 2004 was none, $303,620 and $161,497, respectively.

  f. Tell us where in the balance sheet you reflect the reserve for returns. Explain why the reserve is not included as a contra accounts receivable (i.e., an allowance account).

  Response: The reserve for returns, which MDMI previously recorded net of the inventory value, is recorded as a contra accounts receivable and is included within the allowance for doubtful accounts as disclosed in the face of the consolidated balance sheets for each period presented. As indicated in MDMI's response to comment 2(h), MDMI will record the return reserves as a contra accounts receivable on a gross basis going forward. The accrual for inventory to be returned will be included in inventories going forward. MDMI has revised the language on the consolidated balance sheets on pages F-3 and F-45 to indicate that the accounts receivable are net of allowances for doubtful accounts and reserves for returns.

  The provision for sales returns for fiscal 2003 was included in Schedule II on page S-1 as part of the allowance for doubtful accounts. MDMI has revised Schedule II on page S-1 relating to the allowances for doubtful accounts to eliminate amounts relating to our reserve for returns.

  g. Please confirm our understanding that the amounts presented in each column in Schedule II on page S-1 for your reserve fur returns reflects the "net reserve value." If they are not all presented on the same basis, please explain the basis of presentation, and how it cross-foots to a balance based on a net presentation.

  Response: The amounts reported by MDMI in the columns in Schedule II for the return reserve are described as follows:

    a.
    Balance at Beginning of Period: includes the net amount of returns reserved at the beginning of the period;

    b.
    Additions Charged to Expense: includes the gross amount of returns charged against sales for actual sales returns processed, plus/minus the change in the amount accrued (please note that amounts accrued are based on net returns);

    c.
    Returns Processed: includes the gross amount of returns processed; and

    d.
    Balance at End of Period: includes the net amount of returns reserved at the end of the period.

  The table below displays the presentation of the rollforward of the return reserve as reported, and on a gross and adjusted basis for the year ended December 31, 2003 (amounts in thousands):

	As Reported	Gross and Adjusted Basis
Beginning Balance, January 1, 2003	$—	$260
Provisions for Returns Charged Against Net Sales	3,847	4,375
Returns Processed	(3,543)	(3,543)

Ending Balance, December 31, 2003	$304	$1,092

  Based on the materiality assessment discussed in the response to comment 2(h), MDMI has not adjusted the financial statements or Schedule II on page S-1 to reflect the return reserve on a gross basis.

  h. Provide us with a materiality assessment to support your conclusion that, you should not restate your financial statements and Schedule II to properly reflect the reserve for sales returns and allowances on a gross basis as required by SFAS 48 and SAB Topic 13.B. Your analysis should be qualitative as well as quantitative. Consider all relevant measures, not just the adjustments as a percentage of revenues.

  Response: MDMI has calculated the following quantitative assessments to support the conclusion that MDMI should not restate its financial statements for the gross up of sales return reserves and actual sales return analysis (amounts in thousands):

Favorable (unfavorable)

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Understatement of return reserve, beginning of year	$—	$148	$260	$788
Understatement of return reserve, end of year	(148)	(260)	(788)	(563)

Adjustment to net sales	$(148)	$(112)	$(528)	$225

Net sales as reported	$137,488	$135,841	$174,223	$212,485
% adjustment	(0.11)%	(0.08)%	(0.30)%	0.11%
Understatement of inventories, beginning of year	$—	$106	$181	$684

Understatement of inventories, end of year	(106)	(181)	(684)	(505)
Adjustment to cost of sales	$(106)	$(75)	$(503)	$179

Cost of sales as reported	$88,974	$96,740	$121,029	$155,155
% adjustment	0.12%	0.08%	0.42%	(0.11)%
Increase (decrease) in net sales, per above	$(148)	$(112)	$(528)	$225
Less: increase (decrease) in cost of sales, per above	(106)	(75)	(503)	179

Adjustment to pre-tax net loss and EBITDA	$(42)	$(37)	$(25)	$46

EBITDA as reported	24,755	(4,776)	27,246	26,587
% adjustment	(0.17)%	(0.77)%	(0.09)%	0.17%
Adjustment to pre-tax net loss	$(42)	$(37)	$(25)	$46
Tax provision adjustment	17	14	(31)	—

Net loss adjustment	$(26)	$(23)	$(56)	$46

Net loss as reported	$(6,998)	$(27,412)	$(14,804)	$(6,440)
% adjustment	(0.37)%	(0.08)%	(0.38)%	0.71%

Favorable (unfavorable)

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Overstatement of accounts receivable, end of year		$(260)	$(788)	$(563)
Less: understatement of inventories, end of year		181	684	505

Increase (decrease) in current assets and working capital		$(79)	$(104)	$(58)

Current assets as reported		$50,983	$55,175	$125,350
% adjustment		(0.16)%	(0.19)%	(0.05)%
Working capital as reported		$24,965	$(17,364)	$56,053
% adjustment		(0.32)%	(0.60)%	(0.10)%

  The adjustments to sales, cost of sales, EBITDA and net loss as quantified above take into consideration the under-accrual of sales return reserves in the current period, and the under-accrual from the prior period. For example, sales return reserves were understated by $787,445 as of December 31, 2003, and $259,697 as of December 31, 2002. Net sales recorded in fiscal year 2003 were understated due the inclusion of $259,697 of returns which relate to sales recorded in fiscal year 2002, and net sales for fiscal year 2003 were overstated due to the exclusion of $787,445 of returns related to fiscal year 2003, which were recorded as reductions to net sales in fiscal year 2004. The net adjustment to sales for fiscal year 2003 is $527,748, as noted above.

  MDMI has also calculated the quantitative assessment of materiality from the sales return reserve misstatement on an absolute basis, excluding the impact of the understatement in the beginning balance of the sales return reserve and including only the understatement of the ending reserve return balance. The assessment of the impact on net sales, cost of sales, EBITDA and net loss on an absolute basis would be as follows (in thousands):

Favorable (unfavorable)

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Adjustment to net sales due to end of year understatement of return reserves	$(148)	$(260)	$(787)	$(563)
Net sales as reported	$137,488	$135,841	$174,223	$212,485
% adjustment	(0.11)%	(0.19)%	(0.45)%	(0.27)%
Adjustment to cost of sales due to end of year understatement of return reserves	$(106)	$(181)	$(684)	$(505)
Cost of sales as reported	$88,974	$96,740	$121,029	$155,155
% adjustment	0.12%	0.19%	0.56%	0.33%
Adjustment to pre-tax net loss and EBITDA	$(42)	$(79)	$(104)	$(58)
EBITDA as reported	24,755	(4,776)	27,246	26,587
% adjustment	(0.17)%	(1.66)%	(0.38)%	(0.22)%
Adjustment to pre-tax net loss	$(42)	$(79)	$(104)	$(58)
Tax provision adjustment	17	31	(48)	—

Net loss adjustment	$(26)	$(48)	$(152)	$(58)

Net loss as reported	$(6,998)	$(27,412)	$(14,804)	$(6,440)
% adjustment	(0.37)%	(0.18)%	(1.03)%	(0.91)%

  MDMI has also evaluated qualitative factors of materiality as described in Staff Accounting Bulletin No. 99, and responds to each qualitative factor as follows:

  •
  Return reserves involve estimates of future returns based on historical trends. Actual return history will vary from the estimated amount of outstanding returns.

  •
  The overall sales, gross margin, net loss and EBITDA trends of MDMI did not change as a result of the misstatement of return reserves. Sales growth, gross margin growth, net loss trends and EBITDA growth as reported and as adjusted for the misstatement is as follows (amounts in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Sales growth, as reported	$59,523	$(1,647)	$38,382	$84,433
Sales growth, as adjusted	59,375	(1,610)	37,966	85,185
Gross margin growth, as reported	24,952	(9,413)	14,093	18,169
Gross margin growth, as adjusted	24,909	(9,407)	14,105	18,240
Net loss decrease (increase), as reported	3,880	(20,414)	12,608	(5,247)
Net loss decrease (increase), as adjusted	3,854	(20,410)	12,574	(5,145)
EBITDA growth, as reported	17,772	(29,531)	32,022	7,116
EBITDA growth, as adjusted	17,729	(29,525)	32,034	7,187
  •
  To date, MDMI does not have publicly traded debt or equity securities. MDMI did not have analyst expectations for 2001, 2002, 2003, or the nine months ended September 30, 2004. The misstatement of return reserves had no impact on analyst expectations.

  •
  The misstatement of return reserves did not change a loss into income or vice versa.

  •
  The misstatement of return reserves does not concern a specific segment or other portion of MDMI's business that has been identified as playing a significant role in MDMI operations or profitability. MDMI has not to date provided segment financial results or provided any external financial results regarding a portion of the MDMI business.

  •
  The misstatement of return reserves did not impact compliance with loan covenants. Financial covenants are based primarily on EBITDA, which was not impacted in an amount significant enough to change compliance with required targets.

  •
  MDMI provides discretionary annual management bonuses based on individual and corporate performance. Corporate performance factors for management bonuses are based on EBITDA performance. The misstatement of EBITDA as a result of the misstatement of return reserves as quantified above did not impact the achievement of EBITDA performance for fiscal year 2001 or 2003. As noted in the quantitative assessment of materiality above, the adjustment to EBITDA for fiscal year 2001 and 2003 would be $42,000 and $25,000, respectively. MDMI did not pay any management bonuses for 2002. Management bonuses for 2004 will be based on annual results and not results for the nine months ended September 30, 2004.

  •
  The sales return reserve misstatement is not related to the concealment of an unlawful transaction.

  Based on the quantitative and qualitative factors noted above, MDMI believes the misstatement of return reserves to be immaterial. MDMI confirms to the Staff that it will report return reserves on a gross basis as of December 31, 2004. MDMI expects the cumulative adjustment to net sales and cost of sales to be $563,000 and $505,000, respectively. Such adjustment will adversely impact net sales by approximately 0.50% for the fourth quarter of fiscal year 2004, which MDMI deems as immaterial. The effect of this adjustment on net loss for the fourth quarter of fiscal year 2004 is $58,000 as noted in the table above, which is also deemed by MDMI to be immaterial to the results for the quarter and year ended December 31, 2004.

  i. Also, consider the extent to which you should discuss your sales returns and changes in your returns on a GAAP basis within MD&A. That is, corrected to comply with the gross method of SFAS 48 and SAB Topic 13.B for each period presented. It appears that there was a significant increase in your returns that is not currently quantified and explained in MD&A. Please tell us the reasons for any significant increases and address why you believe that an explanation and quantification of this change in MD&A is not material.

  Response: Sales returns processed by MDMI, as a percent of sales for 2001, 2002, 2003 and the nine months ended September 30, 2004 were 2.1%, 2.1%, 2.0% and 2.3%, respectively. Sales returns reported, as a percent of sales for 2001, 2002, 2003 and the nine months ended September 30, 2004 were 2.0%, 2.1%, 2.2% and 2.2%, respectively. MDMI has not provided a discussion of sales returns in MD&A since the returns processed and returns recorded as a percent of sales has remained consistent.

  j. Please reconcile the amount reported to us as a provision for returns in fiscal 2003 ($4,151,000) in your response to prior comment 20 of your December 7, 2004 response letter with the amount of actual returns processed in fiscal 2003 ($3,543,526) in response to prior comment 9 in your January 6, 2005 response letter with the amount of additions shown in Schedule II for fiscal 2003 on page S-l ($3,847,000).

  Response: The amount of returns processed for fiscal 2003 as stated in MDMI's response to prior comment 9 in the January 6, 2005 response letter were correctly reported as $3,543,526. The amount of returns processed and the provision for returns as presented in the rollforward of the sales return reserve in MDMI's response to prior comment 20 in the December 7, 2004 response letter were inadvertently misstated due to the double counting of the accrued net reserve amount in both the returns processed and provision for returns amounts.

  k. Please reconcile the amount reported to us as a provision for returns in fiscal 2004 ($4,283,000) in your response to prior comment 20 of your December 7, 2004 response letter with the amount of actual returns processed in fiscal 2004 ($4,983,970) in response to prior comment 9 in your January 6, 2005 response letter.

  Response: The amount of returns processed for the nine months ended September 30, 2004, as stated in MDMI's response to prior comment 9 in the January 6, 2005 response letter were correctly reported as $4,983,970. The amount of returns processed and the provision for returns as presented in the rollforward of the sales return reserve in MDMI's response to prior comment 20 in the December 7, 2004 response letter were inadvertently misstated. MDMI inadvertently excluded certain activity relating to former MedSource facilities from both the provision for returns and returns processed amounts. The rollforward of the return reserve for the nine months ended September 30, 2004 is as follows (in thousands):

Beginning reserve balance, January 1, 2004	$304
Provisions for returns	4,841
Returns processed	(4,983)

Ending reserve balance, September 30, 2004	$161

Note 5. Goodwill and Other Intangible Assets—Page F-17

3.
Comment: See prior comments 11 and 12. Please tell us the names and nature of each of your reporting units and the identifiable segment into which each is reported. Show us the amount of goodwill allocated to each reporting unit upon the adoption of SFAS 142, and as of December 31, 2002 and 2003. Disclose in the notes to your financial statements the total number of reporting units.

  Response: Prior to the acquisition of MedSource on June 30, 2004, MDMI was organized as one operating segment, the manufacture of medical device components. This segment was comprised of 12 manufacturing facilities for which separate discrete financial information was available. MDMI analyzed the characteristics of each of the twelve facilities, and aggregated these facilities based on the guidance of paragraph 30 of SFAS No. 142 and EITF Topic D-101. As a result of this analysis, MDMI determined that the twelve facilities should be aggregated into three reporting units based on the characteristics of each facility. The three reporting units were:

    a.
    Metal Deformation—this reporting unit included 7 facilities which produce metal components by transforming or changing the shape of metal;

    b.
    Machining—this reporting unit included 4 facilities that produce components by cutting or grinding metal; and

    c.
    Forming—this reporting unit included one facility upon adoption of SFAS No. 142 and added another facility with the acquisition of Venusa in February of 2003. Facilities in this reporting unit produce and assemble molds, plastic injected molded components, subassemblies and assemblies.

  Goodwill allocated to each of the reporting units upon adoption of SFAS No. 142 on January 1, 2002, and at December 31, 2002 and 2003 was as follows (in thousands):

		December 31,
	January 1, 2002
		2002	2003
Metal Deformation	$36,428	$36,428	$36,428
Machining	29,121	29,279	29,279
Forming	19,496	1,973	48,148

Total goodwill	$85,045	$67,680	$113,855

  MDMI has revised the language regarding its reporting units on pages F-10 and F-17 to indicate that MDMI has a total of three reporting units, and that goodwill has been allocated to these three reporting units based upon the expected benefit from the synergies of the acquisition.

4.
Comment: See prior comments 11 and 12. The initial valuation of ATM at the date of acquisition (December 2000) used on annual sales growth of 10%—15%, and a discount rate of 15%. The purchase price was $30.6 million. The valuation for purposes of testing for goodwill impairment as of the date of adoption of SFAS 142 included a cash flow analysis using annual sales growth of 10% and a discount rate of 14.5%. The fair value was $35.9 million. The valuation for purposes of testing for goodwill impairment in the third quarter of 2002 used an annual decline of 19.5% in sales for 2003 and sales growth of 14.5% for 2004 - 2007. The fair value was $8.9 million. What were the periods used in each cash flow analysis? Why did a cash flow analysis reflecting an annual decline of 19.5% in sales for 2003 and sales growth of 14.5% for 2004 - 2007 reflect a $27 million difference in valuation from a cash flow analysis reflecting annual sales growth of 10%? Please provide us with a copy of the analysis prepared upon adoption of SFAS 142 and the one used to perform your impairment analysis in the third quarter of fiscal 2002.

  Response: The valuation by MDMI of ATM at January 1, 2002 and October 31, 2002 utilized a cash flow forecast period of five years, plus a sixth year used to calculate terminal value. The valuation at January 1, 2002 is based on an internal calculation, and the spreadsheet detailing that valuation is supplementally provided with this letter as Schedule A. The valuation at October 31, 2002 was based on a report prepared by Valuation Research Corporation which is supplementally provided with this letter as Schedule B hereto.

  The cash flow forecast prepared to determine the value of ATM upon adoption of SFAS No. 142 was based on expected performance as of January 1, 2002.    The expected performance was based in part on the historically healthy cash flow performance of ATM as of January 1, 2002. The projected 2002 results were based upon the 2002 budget approved by MDMI management and its board of directors in December 2001. The 2002 budget was provided to certain lenders in compliance with the requirements of MDMI's loan agreements. The loss of two key ATM customers during 2002 led to the significant decline in cash flows, and the decline in expected future revenues. Revenues used in the cash flow forecast to test goodwill at October 31, 2002 took into consideration the loss of these customers. Projected cash flows for the fiscal year 2003 period used in the cash flow forecast to test goodwill at October 31, 2002 were consistent with the 2003 budget approved by MDMI management and its board of directors in December 2002.

5.
Comment: See prior comments 11 and 12. We continue to believe that due to the significance of the impairment charge and the impact of the loss of the two customers to the company as a result of this charge that additional disclosure is required in your MD&A to explain the nature, timing and measurement of this charge. It should also explain how a loss of revenues of only $3.8 million from two customers resulted in a devaluation of your reporting unit of $27 million.

  Response: MDMI has complied with this comment in MD&A on page 56 by disclosing the annualized amount of sales lost from these two customers of $6.0 million, which impacted fiscal year 2002 revenues by $3.8 million. MDMI has also expanded the disclosure of the impairment charge incurred in fiscal 2002 in MD&A on page 57.

Note 10. Capital Stock—Page F-28

6.
Comment: See prior comment 18. On page F-30 you disclose that any declared dividends are payable upon conversion of the cumulative preferred stock of your parent. On page F-36 you disclose that cumulative dividends are only due upon conversion of the preferred stock when, as, and if declared by the company. In Accellent's (formerly UTI Corporation) Articles of Incorporation filed as Exhibit 3.1 to Commission File No. 333-52802, we note that upon conversion of the preferred stock the company must pay to the holder an amount equal to all accrued dividends that have not been paid previously. Since the dividend does not need to be declared to be paid if converted, please revise your disclosure to be consistent with your parent's Articles of Incorporation, or tell us why the current disclosure represents the terms of the preferred stock. Similarly revise, as applicable, any related disclosures throughout the filing.

  Response: Accellent Inc. has informed MDMI that dividends on its preferred stock, by virtue of the discretion afforded its board with respect thereto by the clause "when, as and if declared by the board," do not "accrue" (or "vest") unless and until a dividend is declared on such stock. The Accellent board has no obligation to declare a dividend. Therefore, in the absence of a declared and unpaid dividend, there can be no dividend "accrued" with respect to which a preferred share is entitled to receive payment upon conversion under the Accellent Articles of Incorporation. The revisions on page F-30 and the revisions made to Notes 10, 16 and 17 in Amendment No. 3 clarify the foregoing.

7.
Comment: See prior comment 18. Please revise to disclose the actual potential cash flow commitment of the company to the parent with respect to the liquidation preferences and the aggregate arrearages in cumulative preferred dividends. That is, you should highlight the existence of any plans or arrangements that could result in the use of your cash to satisfy your parent's obligations. See SAB Topic 5.J. Is your parent dependent upon your cash to satisfy their obligations? Please similarly revise your discussion in MD&A.

  Response: MDMI has no cash flow commitments, plans or other arrangements with Accellent with respect to the liquidation preferences, aggregate arrearages or cumulative dividends. Further, MDMI's debt agreements limit the amount of distributions MDMI may pay to Accellent.

  MDMI has revised note 10 on page F-30 to further clarify obligations of MDMI with respect to Accellent liquidation preferences.

  MDMI has not updated MD&A for potential distributions by Accellent, since MDMI has no cash flow commitment, plans or arrangements to fund Accellent distributions. In addition, the Accellent Class C 8% Redeemable Convertible Preferred Stock were repurchased by Accellent in June 2004, which eliminates any future obligation for MDMI to disclose potential undeclared cumulative dividends on securities pushed down to MDMI.

8.
Comment: The company and its auditors should note that the information included in this note with respect to the parent is presented in audited financial statements and is therefore audited information. Please address how the current audit opinion addresses this audited information.

  Response: As indicated in their opinion, our Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, has conducted their audits in accordance with the standards of the PCAOB and they have expressed their opinion on the financial statements including all footnote disclosures. Accordingly, they have confirmed to us that their audit opinion addresses the information included in Note 10 Capital Stock and that the information is audited as required by the standards of the PCAOB.

Note 16. Commitments and Contingencies—Page F-36

9.
Comment: See prior comment 18. Your current disclosure states that to the extent all dividends had been declared you would have a liability of $18.8 million as of December 31, 2003. It appears that you would also have this liability to the extent that any preferred shares are converted. See our comment under Note 10 above. Please revise or advise. Provide similar disclosure of the amount of the aggregate arrearages in cumulative preferred dividends in your interim financial statements.

  Response: As explained in response to comment 6, absent a declared and unpaid dividend, there can be no dividend "accrued" with respect to which a preferred share is entitled to receive payment upon conversion. Once declared, however, the liability for that "accrued" dividend would be incurred with respect to both thereafter converted and unconverted preferred shares to which the declared dividend relates.

  MDMI has revised the disclosure on page F-37 to discuss the contingency relating to Accellent's Class C 8% Redeemable Preferred Stock as only those shares have been pushed down to MDMI in accordance with SAB 54. MDMI would not record a liability or disclose a contingency for dividends declared by Accellent relating to the Class A-1 through Class A-8 Convertible Preferred Stock of Accellent because these shares were not pushed down to MDMI, rather the proceeds received by Accellent from the preferred stock sales were contributed to MDMI as a capital contribution. MDMI is under no obligation to fund distributions on these shares. MDMI has revised the disclosure on page F-37 to eliminate $17.5 million and $12.8 million of cumulative and undeclared dividends on Accellent Class A-1 through A-8 Convertible Preferred Stock for the years ended December 31, 2003 and 2002, respectively.

  MDMI has not recorded a liability or disclosed the contingent obligation on the Accellent Class C 8% Redeemable Preferred Stock in the interim financial statements for the nine months ended September 30, 2004 as those shares were repurchased by Accellent in June 2004.

Interim Financial Statements—Page F-93

10.
Comment: See prior comment 17. We note that management changed the structure of its internal organization after June 2004. That is, you have begun to evaluate your business using three identifiable segments that you aggregate into one reportable segment. Please revise to disclose the nature of the change and the fact that you have aggregated the three identifiable segments.

  Response: MDMI has complied with this comment by revising note 1 on page F-48 to disclose the change in the internal organization and aggregation of the three operating segments.

11.
Comment: See prior comment 17. Please note that the staff strictly interprets the aggregation guidance provided in paragraphs 16 - 24 of SFAS 131. That is, segments may only be aggregated to the limited extent permitted by the standard. Paragraphs 73 and 74 of SFAS 131 state, in part, "[t]he Board believes that separate reporting of segment information will not add significantly to an investor's understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances, the benefit would be insufficient to justify its disclosure... [T]he Board rejected recommendations that the criteria be indicators rather than tests and that the guidance require only the expectation of similar long-term performance of segments to justify aggregation because those changes might result in a level of aggregation that would cause a loss of potentially valuable information. For the same reason, the Board also rejected suggestions that segments need be similar in only a majority of characteristics in paragraph 17 to justify aggregation." (Emphasis added) Therefore, there is a high threshold for determining similarity both in terms of the number of characteristics as well as the degree to which those characteristics are alike. In addition, historical convergence of these performance indicators must have already happened and there must be an expectation that the financial statistics will remain similar in the future. It appears that you have based your aggregation on the expectation of similar long-term performance. As such, it does not appear appropriate to aggregate the Orthopedics segment. Please revise or advise.

  Response: Unlike the Endoscopy and Cardiology segments of MDMI, all of the operations which encompass the Orthopaedics segment were acquired from MedSource on June 30, 2004. Historical information for this and other segments of MDMI were as follows as of September 30, 2004:

		Years ended December 31,
Net Sales	Nine months ended September 30, 2004
		2003	2002
Endoscopy	$140,034	$124,038	$90,718
Cardiology	64,223	50,287	45,429
Orthopaedics	8,274	—	—
Eliminations and other	(46)	(102)	(306)

	$212,485	$174,223	$135,841

		Years ended December 31,
Gross Profit and Gross Profit %	Nine months ended September 30, 2004
		2003	2002
Endoscopy—gross profit	$39,608	$36,778	$24,770
Endoscopy—gross margin percentage	28.3%	29.7%	27.3%
Cardiology—gross profit	$18,829	$16,631	$13,357
Cardiology—gross margin percentage	29.3%	33.1%	29.4%
Orthopaedics—gross profit	$1,383	$—	$—
Orthopaedics—gross margin percentage	16.7%	—	—
		Years ended December 31,
EBITDA and EBITDA Margin %	Nine months ended September 30, 2004
		2003	2002
Endoscopy—EBITDA	$27,836	$22,800	$17,617
Endoscopy—EBITDA margin percentage	19.9%	18.4%	18.5%
Cardiology—EBITDA	$13,712	$11,190	$8,540
Cardiology—EBITDA margin percentage	21.4%	22.3%	22.8%
Orthopaedics—EBITDA	$1,285	$—	$—
Orthopaedics—EBITDA margin percentage	15.5%	—	—

  MDMI did not have Orthopaedics operations prior to the MedSource acquisition. This is a new segment for MDMI. In addition, MedSource did not manage the operations included in this segment separately. Accordingly, we believed there were improvements that could be made to these operations. As part of MDMI's due diligence assessment, MDMI discovered manufacturing cost inefficiencies relating to excess direct labor and overtime costs as well as excessive outside processing costs. As part of MDMI's decision to acquire MedSource, MDMI believed it could improve margins in the operations which are now included in the MDMI Orthopaedics segment. In fact, specific actions taken by MDMI to date include:

    i.
    Investing $1.5 million in internal machining capabilities in the Brimfield, Massachusetts facility during the second half of fiscal year 2004, which will eliminate approximately $1.3 million of annual outside processing costs beginning in fiscal year 2005;

    ii.
    Initiating discussions with customers to increase pricing or discontinue production on low margin products, which to date has resulted in increased pricing on approximately 12% of the Orthopaedics projected fiscal year 2005 net sales;

    iii.
    A significant portion of the increase in fiscal year 2005 net sales are expected to be generated from approximately $5.0 to $6.0 million in new product production for two existing significant MDMI customers; these products have gross margins in excess of 30%; and

    iv.
    Initiated projects with outsourced technical experts aimed at implementing cellular manufacturing to reduce lead times and increase labor productivity during fiscal year 2005.

  MDMI believes these actions will have a significant impact on gross profit and EBITDA margins in fiscal year 2005. Due to the significant changes that have already occurred in the segment, MDMI believes that comparison of three months of financial results for the quarter ended September 30, 2004 of the Orthopaedics segment with over two years of results for the Endoscopy and Cardiology segments does not provide a meaningful comparison to determine if the segments have similar economic characteristics. Moreover, MDMI does not believe the period represents a reasonable period of time to make this determination. As the Staff noted in prior comment 17 in the comment letter dated December 20, 2004, "when looking at similar long-term performance, you should evaluate both past historical and future estimates using a reasonable period of time for each." MDMI believes it is more meaningful and consistent with the objectives of SFAS No. 131 to consider the future long-term performance at least through fiscal year 2005. As stated in paragraphs 73 and 74 of SFAS No. 131, "the Board believes that separate reporting of segment information will not add significantly to an investor's understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects."

  MDMI expects both gross margin and EBITDA margin improvements for the Orthopaedics segment in fiscal year 2005, based on the actions taken to date and planned for this segment. MDMI expects EBITDA margins for the Orthopaedics segments to achieve levels historically attained by and forecasted for the Endoscopy and Cardiology segments by the end of fiscal year 2005. MDMI expects gross margins for the Orthopaedics segment to achieve levels historically attained and forecasted for the Endoscopy and Cardiology segments by the end of fiscal year 2006. Based on the foregoing, MDMI does not believe separate disclosure will add to an investor's understanding of the enterprise or its future cash flows. MDMI advises the Staff that it will assess at least annually, the criteria discussed in paragraph 17 of SFAS No. 131, including similar economic characteristics for all three operating segments to determine if the aggregation criteria are met. If the Orthopaedics segment cannot achieve the results anticipated in fiscal year 2005, MDMI will follow SFAS No. 131 reporting guidance and report the segment information required.

12.
Comment: See prior comment 17. Where annual financial statements are included in a registration statement that includes subsequent periods managed on the basis of a new organizational structure, the annual audited financial statements should include a revised segment footnote that reflects the new reportable segments. Your Description of Business and MD&A should be similarly revised.

  Response: MDMI previously revised the change in the management structure and operating segments in note 1 on page F-8. MDMI has moved this disclosure to the subsequent events disclosure in note 17 on page F-37.

  MDMI has revised MD&A on page 52 to disclose the change in the internal organization and aggregation of the three operating segments.

Schedule II—Page S-1

13.
Comment: Please revise to provide a rollforward of your sales returns for 2001 and 2002. Please note that the amounts in the schedule should be presented on a gross basis in compliance with SFAS 48 and SAD Topic 13.B. If you conclude that the difference between the amounts as presented and the amounts that should be presented under U.S. GAAP are immaterial, you should provide us with your analysis of materiality. Also see our comment above under Note 1.

  Response: MDMI has complied with this comment by revising Schedule II to include a rollforward of returns for 2001 and 2002. The amounts provided in the columns in the schedule are as described in MDMI's response to comment 2(g). MDMI has not restated the beginning and ending net reserve amounts (that is, the reserve for accounts receivable and the accrual of inventory are shown net) based on the materiality assessment.

        Please direct any questions or comments regarding the foregoing to the undersigned at telephone number (303) 454-2480 or to Michael Hammell at telephone number (303) 454-2412.

                      Sincerely,

                      /s/ Christopher J. Walsh

                      Christopher J. Walsh

cc: Medical Device Manufacturing, Inc.

Schedule A

MDMI
Valuation of ATM
as of Jan, 1, 2002

	2002	2003	2004	2005	2006	Terminal
Sales Growth	10%	10.0%	10.0%	10.0%	10.0%	10.0%
Net Sales	15.5	17.1	18.8	20.6	22.7	25.0
EBITDA%	20.6%	21.7%	22.8%	23.9%	25.1%	26.3%
EBITDA	3.2	3.7	4.3	4.9	5.7	6.6
Cap Ex	0.3	0.3	0.4	0.4	0.4	0.5
FCF	2.9	3.4	3.9	4.5	5.3	6.1
Discount Factor	0.9888	0.9137	0.798	0.6969	0.6087
Exit Multiple						6.2
Residual Value						37.8
Discount Factor						0.5316
Discounted Values	2.9	3.1	3.1	3.2	3.2	20.1
Total Discounted Values						35.5
Cash						0.4
Total Value						35.9
CarryingValue
Net Assets of ATM						33.5
ATM Deferred Taxes on MDMI books						(5.3)
Net Carrying Value						28.2
Excess of Fair Value over Carrying Value						7.7

Schedule B

[VALUATION RESEARCH CORPORATION LOGO]	100 Nassau Park Boulevard Princeton, NJ 08540 Fax 609 452-7651 609 452-0900	Boston Chicago Cincinnati	Los Angeles Milwaukee New York International Affiliates

March 26, 2003

Mr. Stewart Fisher, CFO
 UTI CORPORATION
P.O. Box 26992
Collegeville, PA 19426-0992

Dear Mr. Fisher:

        In accordance with your authorization, Valuation Research Corporation ("VRC") has made an investigation and appraisal of the Forming reporting unit ("Forming" or the "Reporting Unit"), as of October 31, 2002 (the "Valuation Date"), and submits this letter report outlining our findings. Forming is a reporting unit of UTI Corporation ("UTI" or the "Company"). This letter report (the "Report") is only intended for use by the Company and its auditors. References throughout this Report to "we," "our," "us" and "VRC" collectively, refer to Valuation Research Corporation.

        The purpose of this appraisal is to test the Reporting Unit for goodwill impairment as mandated in Statement of Financial Accounting Standards Number 142 ("SFAS 142").

The Reporting Unit

        Forming is comprised of one operating subsidiary, American Technical Molding ("ATM"), with nearly 100 employees in Upland, California. ATM, purchased by UTI in December 2000, is an international leader in the design and production of molds and plastic injection molded components, assemblies and subassemblies for use in medical devices and drug delivery systems, diagnostics, surgical instruments, blood therapy, and IV disposables. ATM provides specialty contract manufacturing and the production of plastic and silicone molded components, injection molds, other plastic manufacturing methods and closely related processes. Flexible, lightweight and cost-effective, injection molded plastics are an increasingly attractive choice for components in assemblies that require a metallic foundation, as well as the primary material content of assemblies, implants and stand-alone instrumentation.

        ATM has experienced recent declines in sales and operating performance due to increased competition from local molders in the Southern California, international competition and the loss of a couple key accounts. The company responded by downsizing operations, however, it was unable to cut costs quickly enough to avoid significant declines in operation income. Moreover, budgeted staff reductions may limit ATM's ability to quickly respond to business increases, customer engineering requests and may limit quality compliance efforts. In addition, certain molding machines and support equipment are aging and will require equipment upgrades/replacement to avoid rising maintenance costs.

Goodwill Impairment Test

        The standard of value used in this report is Fair Value which is defined as the amount at which the Reporting Unit as a whole could be bought or sold in a current transaction between willing parties, other than in a forced liquidation sale.

        SFAS 142 defines a two step or two phase goodwill impairment test:

  1.
  The first step of the goodwill impairment test, used to identify potential impairment, compares the Fair Value of a reporting unit with its carrying amount, including goodwill. If the Fair

    Value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its Fair Value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss.

  2.
  The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied Fair Value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied Fair Value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed.

        Our procedures included, but were not limited to, the following:

  •
  Review of the historical financial results of Forming for fiscal years 2001 and 2002, the ten month period ending October 31, 2001, the ten month period ending October 31, 2002 and the latest twelve month period ending October 31, 2002 ("LTM");

  •
  Review of the Marketing Plan for Forming, which included critical issues, major customers, expected new business, major opportunities and problems, cost reduction projects, a captial spending plan, and a forecast for personnel among other analysis;

  •
  Review of operating projections for Forming which included income statement, balance sheet and cash flow statement projections through 2007;

  •
  A meeting and discussions with management concerning the past performance of and the future outlook for both UTI and the Reporting Unit. Topics included exploring the assumptions underlying the operating projections for Forming particularly with respect to assumed growth rates and profit margins, industry trends and overall economic expectations that are implicit in the forecasts;

  •
  Review of data for guideline companies from FactSet Research Systems, Hoovers, Value Line and SEC filings (from Edgar);

  •
  Review of data from Ibbotson Associates—Stocks, Bonds, Bills and Inflation Valuation Edition 2002 Yearbook;

  •
  Performance of certain valuation procedures as described below.

        In determining the Fair Value of the Reporting Unit we utilized both the Market Approach and Income Approach. The Asset-Based Approach was not used since the Reporting Unit was expected to continue as a going concern and manufacturers are typically not valued using an Asset-Based Approach.

Market Approach

        The Market Approach is a valuation technique in which the estimated market value is based on market prices realized in actual arm's length transactions. The technique consists of undertaking a detailed market analysis of publicly-traded companies and/or acquisitions of companies that provide a reasonable basis for comparison to the relative investment characteristics of the subject entity. Valuation ratios, which relate market prices to selected financial statistics derived from the guideline companies, are selected and applied to the subject entity after consideration of adjustments for dissimilarities in financial position, growth, markets, profitability, and other factors. We used a comparison to public guideline companies for the Market Approach.

        Market Approach—Public Guideline Company Method

        Our initial screening of publicly traded companies identified the following companies as being comparable to the Reporting Unit:

Company Name	TICKER
• Atlantis Plastics	AGH
• Aptar Group	ATR
• Spartech Corporation	SEH
• Silgan Holdings	SLGN

        Our criteria for selection included publicly traded companies that (i) manufacturers of projection molded plastics devices or products, (ii) have annual sales of less than $2 billion, (iii) had positive operating cash flow, and (iv) displayed other certain characteristics that were viewed as being reasonably comparable to the Reporting Unit. In addition, we discussed comparable companies with management. Descriptions of comparable public companies (the "Guideline Companies") are displayed in Exhibit 1 and various financial results and relevant ratios are displayed in Exhibits 2 and 3.

        The latest-fiscal-year market multiples of earnings before interest, taxes, depreciation and amortization ("EBITDA") and revenue (sales) were derived on an enterprise value, net of cash basis. Enterprise value ("EV"), is defined as equity value plus the book value of all interest-bearing debt, preferred stock and accumulated minority interest less cash equivalents. Equity value is the current market price times the number of shares outstanding adjusted for dilution. Dividing enterprise value, by a company's EBITDA or revenue yields a multiple which can then be compared to other businesses for valuation purposes. The average EBITDA and revenue multiple (based on latest twelve-month results) of the Guideline Companies was 6.22 and .89, respectively (Exhibit 4).

        These multiples reflect minority interests as transactions on the national stock exchanges typically involve the trading of relatively small percentages of the total outstanding shares of the listed companies. For purposes of comparison, market multiples are generally adjusted to account for a controlling interest in the Company.

        Investors who seek to buy controlling interests in public companies, to set policies and direct operations, must normally offer to buy stock at prices higher than those evidenced by the usual minority interest exchanges. The value that investors attach to the majority control of a company can be measured by the premiums paid over the normal stock prices indicated by acquisitions of publicly traded companies.

        We reviewed the transaction data presented in the 2001 Mergerstat Review as well as premiums offered in transactions for companies that make medical devices and plastic products (packaging and containers). The average premium paid for transactions in the manufacturing sector was 51.5%, 49.2% and 43.2% in 2001, 2000 and 1999, respectively. Over all industries, the average premium paid was 57.2%, 49.2% and 43.3% in 2001, 2000 and 1999, respectively. In the Drugs, Medical Supplies & Equipment industry, the average premium was 49.4%, 47.2% and 42.9% in 2001, 2000 and 1999, respectively. Of seven transactions in 2001 for companies that made medical devices the premium ranged from 7.3% to 88.5% with an average premium of 35.5%. Medtronic, a customer of the Company, paid a 7.3% premium for MiniMed, Inc. and a 34.1% premium for VidaMed, Inc. in 2001. In the Packaging and Containers industry, the average premium was 48.1%, 38.0% and 28.8% in 2001, 2000 and 1999, respectively.

        Since annual sales were expected to decline by more than 40% between 2001 and 2003 and because the Reporting Unit was operating near break-even on an operating profit basis, we felt that a buyer would be unlikely to pay a control premium for the Reporting Unit. Consequently, we applied no control premium to the market multiples to value Forming.

        In valuing the Forming reporting unit, we applied the average market multiples of the Guideline Companies (6.2x EBITDA and .89x Revenue) to LTM results of the Reporting Unit. The multiple was chosen because, even though the Reporting Unit faces higher operating risks due to its restructuring, we believe the Reporting Unit also has greater long-term growth prospects than the Guideline Companies due to it's exposure to medical markets. We felt that the growth potential offset the operating risks and justified using average market multiples to value the Reporting Unit. Forming's LTM EBITDA and revenue were multiplied by the average market multiples to arrive at enterprise value indications as shown in Exhibit 5. Discounted multiples (5.7x and .85x) were also applied to projected 2003 EBITDA and revenue to arrive at additional value indications as shown. A discount must be applied to the forward multiples to compensate for expected growth in similar companies as well as to account for the fact that we are applying LTM market multiples to future earnings. The discount was based on Value Line estimates for growth of 4.6% in revenues and 11.1% in operating earnings for companies in the packaging and container industry.

        We then equally weighted the value indications based on 2003 expected results and those based on LTM actual results. Based on the methodolgy described, the Fair Value of the Reporting Unit was estimated to be $7.6 million under the Market Approach—Guideline Company Method (Exhibit 5).

Income Approach

        The Income Approach (Exhibit 6) is based on forecasted free cash flows that are discounted back to present value using discount factors that take into account the timing and risk associated with the forecasted free cash flows. Free cash flow is defined as EBITDA less cash taxes, capital expenditures, and changes in working capital.

        In deriving our income approach indication we used a forecast of cash flows over a 5-year period, which was provided by management and reviewed by VRC. Cash flows were discounted at a weighted average cost of capital ("WACC") calculated for the industry.

Weighted Average Cost of Capital

        The cost of capital (Exhibit 7) is composed of two components within a defined capitalization structure: the cost of equity and the cost of debt. Theoretically, the cost of capital has two definitions: 1) it is the discount rate utilized to reduce the future values of cash flows to present value and 2) it is also the economic cost of attracting and retaining capital in a competitive environment where investors may select alternative investment opportunities and risk-return strategies. The formula for WACC is shown below:

    WACC = (Ke * Pe) + (Kd * (1-t)) * Pd)

    Where:

    Ke = Cost of Equity Capital
    Pe = Percentage of Equity in Capital Structure
    Kd = Pretax Cost of Debt Capital
    Pd = Percentage of Debt in Capital Structure
    t = Effective Income Tax Rate

        To determine the WACC for Forming, we utilized Ibbotson's Stocks, Bonds, Bills and Inflation Valuation Edition 2002 Yearbook and examined the capital structure and cost of debt for comparable companies.

Cost of Equity Capital

        The cost of equity capital is equal to the expected rate of return on equity capital. The Capital Asset Pricing Model ("CAPM") is the most widely used method of determining the cost of equity capital. The CAPM can be stated as follows:

    Re = Rf + (Beta * Rp) + Rs

    Where:

    Re = The equity cost of capital
    Rf = The risk free rate
    Beta = Measure of a stock's relative volatility
    Rp = The equity risk premium
    Rs = The additional risk premium for small capitalization stocks

        Based on the above variables as extracted from Ibbotson's SBBI Valuation Edition 2001 Yearbook and FactSet Research Systems, and including an additional 200 basis point adjustment to compensate for company specific risk, the cost of equity was estimated for Forming in Exhibit 7. We assumed a market beta of 1.0 for Forming, even though the average beta of the guideline companies was .72, due to higher risk during its restructuring period.

Cost of Debt Capital

        The cost of debt was estimated based upon an analysis of average market yields on various corporate bonds and the actual yields on certain debt instruments of the Guideline Companies as of the Valuation Date. The average yield on corporate bonds rated BBB by Standard and Poor's was approximately 8.1% as of the Valuation Date. Given that debt accounted for more than 50% of the capital structure of the Guideline Companies, we felt that the yield on BBB quality bonds was a reasonable estimate of the cost of debt capital for companies in this industry. The BBB rate was consistent with actual yields on certain debt instruments of the Guideline Companies.

Capital Structure

        In assessing the value of an asset, a prudent investor would incorporate that level of debt which maximized his/her equity return for an accepted level of risk. An appropriate capital structure of approximately 50% debt to total capital was based on an analysis of Guideline Companies.

WACC Conclusion

        Based on the above analysis and on the following formula, the WACC for Forming was estimated at 14.5% (Exhibit 7).

    WACC = (Ke * Pe) + (Kd * Pd)

    Where:

    Ke = Cost of Equity Capital
    Pe = Percentage of Equity in Capital Structure
    Kd = Aftertax Cost of Debt Capital
    Pd = Percentage of Debt in Capital Structure

Residual Value Calculation

        The residual value is the value of the Reporting Unit's free cash flows beyond the years that are discretely forecast. We used two methods to compute the residual value, an exit multiple method and a constant growth model method (Exhibit 6).

        In the constant growth model method, we derived a free cash flow estimate in the terminal year by normalizing results based on the assumption that the level of capital expenditures and depreciation should converge over the long-term. We then capitalized free cash flow in the terminal year at a capitalization rate (9.5%) equal to the estimated WACC (14.5%) less an estimated long-term growth rate (5%). Over the ten-year period 1992-2001, nominal GDP grew at 5.4% and real GDP grew at 3.3%. Our long-term growth rate assumption of 5% is in line with historical nominal GDP growth.

        Under the exit multiple method, the residual value was based on 6.0 times fiscal year 2007 projected EBITDA. We feel this is a fairly conservative assumption given the current average multiple of 6.2x LTM EBITDA which was observed for the Guideline Companies.

        Based on the preceding, the Income Approach indicated an average value of $10.2 million (Exhibit 6).

Conclusion

        As shown in Exhibit 8, taking an equally weighted average of the Market Approach and the Income Approach gives us a concluded value of $8.9 million for the Reporting Unit. Since the Fair Value of the Reporting Unit is below the Reporting Unit's carrying value ($33.0 million), as of the Valuation Date, we conclude that there is goodwill impairment under SFAS 142 as of the Valuation Date.

        Our opinion is subject to the attached Statement of Assumptions and Limiting Conditions.

Respectfully submitted,

VALUATION RESEARCH CORPORATION

    /s/ VALUATION RESEARCH CORPORATION

Engagement Number: 50001145

APPRAISAL CERTIFICATION

        I certify that, to the best of my knowledge and belief:

  •
  the statements of fact contained in this report are true and correct.

  •
  the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and is my personal, unbiased professional analyses, opinions, and conclusions.

  •
  I have no present or prospective interest in the property that is the subject of this report, and 1 have no personal interest or bias with respect to the parties involved.

  •
  my compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in, or the use of, this report.

  •
  my analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Proposed Uniform Standards of Professional Appraisal Practice.

/s/ WILLIAM JONES William Jones, CFA Staff Appraiser
/s/ NEIL C. KELLY Neil C. Kelly, CFA, ASA Senior Vice President

ASSUMPTIONS AND LIMITING CONDITIONS

        This appraisal is subject to the following assumptions and limiting conditions.

1.
This letter and the conclusions arrived at herein can only be relied upon by the parties to whom the transmittal letter is addressed for the sole and specific purposes as noted and as of the Valuation Date. Furthermore, this Report and the conclusions arrived at herein are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. The conclusions reached in this Report represent the considered opinion of VRC, based upon information furnished to VRC by the Company and other sources.

2.
In accordance with recognized professional standards as generally practiced in the appraisal industry, the fee for this service is not contingent upon the conclusions of value contained in this Report. VRC has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees has a material financial interest in the Reporting Unit or the Company.

3.
VRC has relied on certain public information and statistical and industry information furnished by others, including, but not limited to, the Company, without verification. VRC believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect; however, nothing has come to the attention of VRC in the course of this engagement that would cause VRC to believe that any furnished information is inaccurate in any material respect or that it is unreasonable to utilize and rely upon such information.

4.
Material changes in the industry or industries in which the Reporting Unit competes or in market conditions that might affect the Reporting Unit's business from and after the Valuation Date, which are not reasonably foreseeable, are not taken into account.

5.
Future services regarding the subject matter of this Report, including, but not limited to, testimony or attendance in court, shall not be required of VRC, unless previous arrangements have been made in writing.

6.
Neither all nor any part of the contents of this Report (especially any conclusions as to value, the identity of any appraiser or appraisers, or the firm with which such appraisers are connected, or any reference to any of their professional designations) should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of VRC.

EXHIBIT 1

UTI CORPORATION
FORMING REPORTING UNIT
GUIDELINE COMPANY DESCRIPTIONS

Atlantis Plastics (AGH)

        Atlantis Plastics, Inc. is a United States plastics manufacturer consisting of two operating segments: Atlantis Plastic Films, which produces polyethylene stretch and custom films used in a variety of industrial and consumer applications, and Atlantis Molded Plastics, which produces molded plastic products for a variety of applications, including products and components for the appliance, automotive, building supply, and recreational vehicle industries. Atlantis Plastic Films produces stretch films, custom film products, and institutional products. Atlantis Molded Plastics consists of two principal technologies: injection molded thermoplastic parts and a variety of custom and proprietary extruded plastic parts.

Aptar Group (ATR)

        AptarGroup, Inc. is a global supplier of a broad range of dispensing systems for the fragrance/cosmetic, personal care, pharmaceutical, household and food/beverage markets. The Company focuses on providing value-added dispensing systems (pumps, dispensing closures and aerosol valves) to global consumer product marketers to allow them to differentiate their products and meet the consumer's need for convenience. The Company has manufacturing facilities located throughout the world, including North America, Europe, Asia and South America.

Spartech Corporation (SEH)

        Spartech Corporation is an intermediary processor of thermoplastics. The Company converts base polymers (resins) from commodity suppliers into extruded plastic sheet and rollstock, acrylic products, color concentrates and blended resin compounds, as well as injection-molded and profile extruded products. The Custom Sheet and Rollstock segment processes a variety of materials into single/multi-layer sheets or rollstock and cell cast acrylic on a custom basis for end product manufacturers. The Color and Specialty Compounds segment sells custom designed plastic alloys, compounds, color concentrates and calendared film for utilization by a large group of manufacturing customers. The Molded and Profile segment manufactures a number of proprietary items including thermoplastic tires and wheels for the medical, lawn and garden, refuse container and toy markets and window frames and fencing for the building and construction market.

Silgan Holdings (SLGN)

        Silgan Holdings Inc is a North American manufacturer of metal and plastic consumer goods packaging products. The Company's products, which are used for a wide variety of end markets, are made at the Company's 59 manufacturing plants throughout North America. Its product lines include steel and aluminum containers for human and pet food and custom designed plastic containers and closures for personal care, healthcare, pharmaceutical, household and industrial chemical, food, pet care, agricultural chemical, automotive and marine chemical products.

EXHIBIT 2

UTI CORPORATION
FORMING REPORTING UNIT
GUIDELINE COMPANY DATA
($ in Millions)

VALUATION DATE
10/31/02

	ATLANTIS PLASTICS	APTARGROUP	SPARTECH CORP	SILGAN HOLDINGS
EXCHANGE	AMEX	NYSE	NYSE	NASDAQ-NMS
TICKER	AGH	ATR	SEH	SLGN
RECENT CLOSING PRICE	$3.63	$27.93	$18.25	$18.52
DILUTED SHARES (MILLIONS)	7.585	36.510	29.730	18.431
EQUITY VALUE
(RECENT PRICE*DILUTED SHARES)	$27.5	$1,019.7	$542.6	$341.3

DEFERRED STOCK-CARRYING VALUE	$0.0	$0.0	$0.0	$0.0

TOTAL DEBT	$88.3	$241.4	$388.3	$1,106.7

MINORITY INTEREST-ACCUMULATED	$0.0	$5.8	$0.0	$0.0

CASH & ST INVESTMENTS	$1.0	$76.1	$7.5	$19.8

ENTERPRISE VALUE—NET OF CASH
(RECENT PRICE*DILUTED SHARES)+DEBT+PREF	$114.9	$1,190.9	$923.4	$1,428.3

LTM ENDED:	09/2002	09/2002	10/2002	09/2002
FISCAL YEAR ENDED:	12/2001	12/2001	10/2002	12/2001

SALES
—LTM	$245.8	$897.3	$898.3	$1.982.6
—LFY	$247.8	$892.0	$898.3	$1,941.0
—FORECAST (CFY)
—FORECAST (NFY)
EBITDA
—LTM	$24.5	$188.0	$109.0	$264.2
—LFY	$23.2	$183.0	$109.0	$257.3
—FORECAST (CFY)
—FORECAST (NFY)
DEPRECIATION
—LTM	$11.6	$69.5	$27.5	$94.3
—LFY	$10.5	$68.8	$27.5	$89.8
EBIT
—LTM	$13.0	$118.5	$81.5	$169.9
—LFY	$12.6	$114.2	$81.5	$167.5
INTEREST EXPENSE
—LTM	$7.7	$11.5	$26.8	$72.2
—LFY	$9.4	$15.6	$26.8	$81.2
OTHER INCOME (EXPENSE)
—LTM	$0.0	$1.6	$0.0	$0.0
—LFY	$0.0	$2.1	$0.0	$0.0
PRE-TAX INCOME
—LTM	$5.2	$108.6	$54.7	$97.7
—LFY	$3.2	$100.7	$54.7	$86.3
NET INCOME (PRO FORMA)
—LTM	$3.1	$72.4	$34.6	$59.1
—LFY	$2.0	$67.2	$34.6	$52.2
DILUTED EPS
LTM EPS (PRO FORMA)	$0.41	$2.01	$1.17	$2.89
LFY EPS (PRO FORMA)	$0.27	$1.85	$1.17	$2.89
NON-CASH WORKING CAPITAL (MRQ)	$37.2	$186.6	$106.9	$159.9
TOTAL ASSETS (MRQ)	$170.5	$1,018.5	$865.3	$1,311.8
TOTAL CAPITAL (BOOK VALUE MRQ)	$137.4	$719.7	$671.5	$1,102.1
COMMON EQUITY (BOOK VALUE MRQ)	$50.1	$548.6	$290.7	$15.1

INVENTORY METHOD	FIFO	FIFO	FIFO	LIFO

UTI CORPORATION
FORMING REPORTING UNIT
GUIDELINE COMPANY FINANCIAL RATIOS
($ in Millions)

		AGH		ATR		SEH		SLGN		HIGH		LOW		AVE		MED
GROWTH RATES (CAGR)
SALES	–LTM –LFY –3 yr. –5 yr.	(0.9 (1.0 (0.4 (1.5	)% )% )% )%	(0.3 1.0 7.7 7.7	)% % % %	(4.1 (4.1 5.4 12.3	)% )% % %	2.3 3.4 3.7 6.7	% % % %	2.3 3.4 7.7 12.3	% % % %	(4.1 (4.1 (0.4 (1.5	)% )% )% )%	(0.7 (0.2 4.1 6.3	)% )% % %	(0.6 0.0 4.6 7.2	)% % % %
EBITDA	–LTM –LFY –3 yr. –5 yr.	5.9 2.9 (9.0 (3.7	% % )% )%	(7.4 0.1 7.3 10.6	)% % % %	(13.8 (13.8 (0.6 12.2	)% )% )% %	0.2 4.5 3.5 6.3	% % % %	5.9 4.5 7.3 12.2	% % % %	(13.8 (13.8 (9.0 (3.7	)% )% )% )%	(3.8 (1.6 0.3 6.4	)% )% % %	(3.6 1.5 1.5 8.5	)% % % %
EBIT	–LTM –LFY –3 yr. –5 yr.	16.8 (4.4 (19.9 (10.0	% )% )% )%	(12.0 (2.1 5.4 11.7	)% )% % %	(11.6 (11.6 (2.7 10.2	)% )% )% %	(1.2 3.0 1.6 5.0	)% % % %	16.8 3.0 5.4 11.7	% % % %	(12.0 (11.6 (19.9 (10.0	)% )% )% )%	(2.0 (3.8 (3.9 4.2	)% )% )% %	(6.4 (3.2 (0.5 7.6	)% )% ) %
NET INCOME	–LTM –LFY –3 yr. –5 yr.	nm 57.3 (64.4 (39.5	% )% )%	(9.4 1.0 6.1 11.7	)% % % %	(3.8 (3.8 (7.3 6.1	)% )% )% %	32.2 24.8 (1.2 5.6	% % )% %	32.2 57.3 6.1 11.7	% % % %	(9.4 (3.8 (64.4 (39.5	)% )% )% )%	6.3 19.8 (16.7 (4.0	% % )% )%	(3.8 12.9 (4.3 5.8	)% % )% %
COMMON EQUITY	–LTM –LFY –3 yr. –5 yr.	6.1 1.6 6.7 7.4	% % % %	16.6 6.5 4.1 6.9	% % % %	34.2 34.2 15.2 17.8	% % % %	540.1 nm nm nm	%	540.1 34.2 15.2 17.8	% % % %	6.1 1.6 4.1 6.9	% % % %	149.3 14.1 8.7 10.7	% % % %	25.4 6.5 6.7 7.4	% % % %

PROFITABILITY:
ROIC (EBIT)	–LTM –LFY –3 yr. –5 yr.	9.1 8.1 11.5 12.4	% % % %	14.5 16.4 16.5 17.5	% % % %	12.0 12.0 13.9 15.6	% % % %	14.2 15.9 15.9 16.6	% % % %	14.5 16.4 16.5 17.5	% % % %	9.1 8.1 11.5 12.4	% % % %	12.5 13.1 14.4 15.6	% % % %	13.1 14.0 14.9 16.1	% % % %
ROA (EBIT):	–LTM –LFY –3 yr. –5 yr.	7.3 6.4 9.2 9.8	% % % %	10.2 12.2 12.2 12.7	% % % %	9.3 9.3 11.0 12.0	% % % %	10.8 12.3 12.4 12.8	% % % %	10.8 12.3 12.4 12.8	% % % %	7.3 6.4 9.2 9.8	% % % %	9.4 10.1 11.2 11.8	% % % %	9.8 10.8 11.6 12.4	% % % %
ROE (NET INCOME)	–LTM –LFY –3 yr. –5 yr.	5.6 0.6 7.0 8.0	% % % %	11.4 13.9 14.4 14.0	% % % %	11.8 11.8 17.3 19.3	% % % %	76.9 nm nm nm	%	76.9 13.9 17.3 19.3	% % % %	5.6 0.6 7.0 8.0	% % % %	26.4 8.8 12.9 13.7	% % % %	11.6 11.8 14.4 14.0	% % % %
GROSS MARGIN (excluding D&Y)	–LTM –LFY –3 yr. –5 yr.	21.5 19.9 20.7 20.6	% % % %	35.9 36.9 37.2 37.0	% % % %	18.1 18.1 19.4 19.5	% % % %	17.4 17.3 17.2 17.4	% % % %	35.9 36.9 37.2 37.0	% % % %	17.4 17.3 17.2 17.4	% % % %	23.2 23.1 23.6 23.6	% % % %	19.8 19.0 20.0 20.1	% % % %
EBITDA MARGIN	–LTM –LFY –3 yr. –5 yr.	10.1 9.5 10.8 10.8	% % % %	19.6 20.7 21.0 20.7	% % % %	12.1 12.1 13.5 13.7	% % % %	13.2 13.3 13.3 13.5	% % % %	19.6 20.7 21.0 20.7	% % % %	10.1 9.5 10.8 10.8	% % % %	13.8 13.9 14.6 14.7	% % % %	12.7 12.7 13.4 13.6	% % % %
EBIT MARGIN	–LTM –LFY –3 yr. –5 yr.	5.1 4.4 6.3 6.5	% % % %	11.6 12.5 12.8 12.8	% % % %	9.0 9.0 10.1 10.5	% % % %	8.3 8.3 8.4 8.8	% % % %	11.6 12.5 12.8 12.8	% % % %	5.1 4.4 6.3 6.5	% % % %	8.5 8.6 9.4 9.6	% % % %	8.6 8.7 9.3 9.6	% % % %
NET MARGIN	–LTM –LFY –3 yr. –5 yr.	1.1 0.1 1.3 1.3	% % % %	7.0 7.3 7.3 7.3	% % % %	3.8 3.8 4.3 4.7	% % % %	2.7 2.3 2.2 2.9	% % % %	7.0 7.3 7.3 7.3	% % % %	1.1 0.1 1.3 1.3	% % % %	3.7 3.4 3.8 4.1	% % % %	3.3 3.0 3.2 3.8	% % % %
FINANCIAL POSITION:
CURRENT RATIO		0.6		2.5		1.7		1.6		2.5		0.6		1.6		1.6
QUICK RATIO		0.3		1.6		1.0		0.9		1.6		0.3		0.9		0.9
TOTAL DEBT/EBITDA		3.6		1.4		3.6		4.2		4.2		1.4		3.2		3.6
EBITDA/INTEREST EXP.		3.2		15.3		4.1		3.5		15.3		3.2		6.5		3.8
BV DEBT/MV EQUITY		321.3%		23.7%		72.0%		324.3%		324.3%		23.7%		185.3%		196.6%
DEBT / CAPITAL (AT BV)		64.3%		33.5%		57.8%		95.6%		95.6%		33.5%		62.8%		61.0%

EFFICIENCY:
TOTAL ASSET TURNS	–LTM –LFY –3 yr. –5 yr.	1.4 1.5 1.5 1.5		0.9 1.0 1.0 1.0		1.0 1.0 1.1 1.1		1.3 1.5 1.5 1.5		1.4 1.5 1.5 1.5		0.9 1.0 1.0 1.0		1.2 1.2 1.2 1.3		1.2 1.2 1.3 1.3
INVENTORY TURNS	–LTM –LFY –3 yr. –5 yr.	9.5 13.1 12.1 12.4		5.2 5.3 5.3 5.3		8.0 8.0 8.3 8.4		6.3 6.5 6.3 6.2		9.5 13.1 12.1 12.4		5.2 5.3 5.3 5.3		7.3 8.2 8.0 8.1		7.2 7.2 7.3 7.3
DAYS IN INVENTORY	–LTM –LFY –3 yr. –5 yr.	38 28 30 29		70 69 69 69		45 45 44 43		58 56 58 59		70 69 69 69		38 28 30 29		53 50 50 50		52 51 51 51
RECEIVABLES TURNS	–LTM –LFY –3 yr. –5 yr.	8.2 8.6 8.9 9.3		4.3 4.8 4.5 4.4		7.2 7.2 7.2 7.1		6.3 13.4 13.0 12.8		8.2 13.4 13.0 12.8		4.3 4.8 4.5 4.4		6.5 8.5 8.4 8.4		6.7 7.9 8.1 8.2
DAYS RECEIVABLE	–LTM –LFY –3 yr. –5 yr.	45 43 41 39		84 76 82 83		51 51 50 52		58 27 28 29		84 76 82 83		45 27 28 29		60 49 50 50		54 47 46 45
PAYABLES TURNOVER	–LTM –LFY –3 yr. –5 yr.	9.4 28.0 30.3 31.3		3.3 8.2 7.6 7.2		8.8 8.8 9.1 8.8		12.3 16.2 16.7 17.0		12.3 28.0 30.3 31.3		3.3 8.2 7.6 7.2		8.4 15.3 15.9 16.1		9.1 12.5 12.9 12.9
DAYS PAYABLE	–LTM –LFY –3 yr. –5 yr.	39 13 12 12		109 45 48 51		42 42 40 42		30 23 22 21		109 45 48 51		30 13 12 12		55 30 31 31		40 32 31 32
FINANCIAL LEVERAGE	–LTM –LFY –3 yr. –5 yr.	3.4 3.6 3.7 4.1		1.9 2.0 2.1 1.9		3.0 3.0 3.7 3.5		21.6 86.6 86.6 86.6		21.6 86.6 86.6 86.6		1.9 2.0 2.1 1.9		7.5 23.8 24.0 24.0		3.2 3.3 3.7 3.8
CAPX (% SALES)	–LTM –LFY –3 yr. –5 yr.	3.8 3.2 5.2 4.4	% % % %	10.0 10.3 0.1 0.1	% %	4.5 3.1 2.6 2.8	% % % %	5.2 4.8 4.8 4.7	% % % %	10.0 10.3 10.5 10.7	% % % %	3.8 3.1 2.6 2.8	% % % %	5.9 5.4 5.8 5.6	% % % %	4.9 4.0 5.0 4.5	% % % %
NON CASH NWC (% SALES)	–LTM –LFY –3 yr. –5 yr.	15.2 12.7 13.1 12.1	% % % %	20.8 20.8 21.8 21.1	% % % %	11.9 11.9 12.4 11.8	% % % %	18.5 12.1 12.8 13.0	% % % %	20.8 20.8 21.8 21.1	% % % %	11.9 11.9 12.4 11.8	% % % %	16.6 14.4 15.0 14.5	% % % %	16.8 12.4 12.9 12.5	% % % %

EXHIBIT 4

UTI CORPORATION
FORMING REPORTING UNIT
MULTIPLES ANALYSIS

MULTIPLES:	1 3.63	2 27.93	3 18.25	4 18.52	HIGH	LOW	AVE	MED
ENTERPRISE VALUE	$114.9	$1,190.9	$923.4	$1,428.3	$1,428.3	$114.9	$914.3	$1,057.1
SALES
–LTM	0.47	1.33	1.03	0.72	1.33	0.47	0.89	0.87
–LFY	0.46	1.34	1.03	0.74	1.34	0.46	0.89	0.88
EBITDA
–LTM	4.68	6.34	8.47	5.41	8.47	4.68	6.22	5.87
–LFY	4.96	6.51	8.47	5.55	8.47	4.96	6.37	6.03
EBIT
–LTM	8.86	10.05	11.32	8.41	11.32	8.41	9.66	9.45
–LFY	9.08	10.43	11.32	8.53	11.32	8.53	9.84	9.76
BVIC	0.84	1.65	1.38	1.30	1.65	0.84	1.29	1.34
P/E Multiple (LTM Pro Forma)	8.76	13.90	15.66	6.41	15.66	6.41	11.18	11.33

EXHIBIT 5

UTI CORPORATION
FORMING REPORTING UNIT
MARKET APPROACH SUMMARY

LTM 10/31/02	UTI Forming	Average Multiple	Chosen Multiple	Value Indication	Weight	Weighted Value	Weight
Revenue	11.3	0.89	0.89	10.042	50.0%	5.0
EBITDA	1.4	6.2	6.2	8.938	50.0%	4.5
					100.0%	9.5	50.0%	4.7
2003		Chosen Multiple	Discounted Multiple	Value Indication	Weight	Weighted Value
Revenue	8.4	0.89	0.85	7.089	50.0%	3.5
EBITDA	0.6	6.2	5.7	3.610	50.0%	1.8

					100.0%	5.3	50.0%	2.7

W. Avg. Value Indication	7.4
Control Premium	0.0%
Market Approach Indication	7.4
Plus: Balance Sheet Cash	0.1
Market Approach Conclusion	7.6

EXHIBIT 6

COMPANY: UTI CORPORATION
FORMING REPORTING UNIT
5 Year Free Cash Flow Model w/ Terminal Year Adjustments

DISCOUNTED CASH FLOW ANALYSIS

	2001	2002	2003	2004	2005	2006	2007	Terminal
Discount Rate (WACC)		14.5%	14.5%	14.5%	14.5%	14.5%	14.5%	14.5%
Tax Rate		39.0%	39.0%	39.0%	39.0%	39.0%	39.0%	39.0%
Long-term Growth Rate								5.0%
Net Working Capital % of Sales								12.3%
Exit Multiple								6.0%

Mid-Year Period		0.08	0.67	1.67	2.67	3.67	4.67
Period		1.00	2.00	3.00	4.00	5.00	6.00

FiscalYear	2001A	2002	2003	2004	2005	2006	2007	Terminal
	2 Months
NET SALES	14.1	1.3	8.4	9.6	11.0	12.5	14.4	15.1
% Growth		na	(19.5%)	14.5%	14.5%	14.6%	14.6%	5.0%

COST OF SALES (excl. depr.)	8.8	1.0	6.0	6.8	7.7	8.6	9.8	10.1
% Growth		na	(23.8%)	12.9%	12.9%	12.9%	12.9%	3.5%
% of Sales	62.1%	74.4%	71.8%	70.9%	69.9%	68.9%	67.9%	66.9%

GROSS PROFIT (excl. depr.)	5.3	0.3	2.4	2.8	3.3	3.9	4.6	5.0
% Growth		na	na	18.4%	18.4%	18.4%	18.2%	8.1%
% of Sales	37.9%	25.6%	28.2%	29.1%	30.1%	31.1%	32.1%	33.1%

Operating Expenses	1.9	0.3	1.7	1.8	1.9	2.0	2.3	2.4
% Growth		na	na	3.0%	5.3%	7.8%	14.6%	5.0%
% of Sales	13.7%	21.0%	20.5%	18.5%	17.0%	16.0%	16.0%	16.0%

EBITDA	3.4	0.1	0.6	1.0	1.4	1.9	2.3	2.6
% Growth		na	na	59.7%	41.2%	32.1%	22.1%	11.2%
% of Sales	24.2%	4.6%	7.6%	10.7%	13.1%	15.2%	16.1%	17.1%

D&A	2.2	0.2	1.2	1.2	1.3	1.4	1.5	0.5
% Growth		na	na	6.0%	6.6%	7.1%	7.5%	(66.6%)
% of Sales	15.3%	14.4%	13.8%	12.8%	11.9%	11.1%	10.4%	3.3%

CASH TAXES		—	—	—	—	—	—	0.8
Tax Rate (% of EBIT)								39.0%
AFTER-TAX CASH FLOW	3.4	0.1	0.6	1.0	1.4	1.9	2.3	1.8
% Growth		na	na	59.7%	41.2%	32.1%	22.1%	(23.8%)
% of Sales	24.2%	4.6%	7.6%	10.7%	13.1%	15.2%	16.1%	11.7%

LESS: CAPITAL EXPENDITURES	0.3	0.1	0.2	0.3	0.3	0.4	0.4	0.5
% of Sales	1.8%	4.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

LESS: CHANGE IN NWC	(0.4)	0.1	(0.3)	0.1	0.2	0.2	0.2	0.1

=FREE CASH FLOW TO THE FIRM	3.5	(0.1)	0.7	0.6	0.9	1.3	1.7	1.2
% Growth		nm	nm	(14.4%)	61.1%	41.4%	25.3%	(29.2%)
% of Sales	25.1%	(8.9%)	8.2%	6.1%	8.6%	10.6%	11.6%	7.8%

MID-YEAR DISCOUNT FACTOR		0.9888	0.9137	0.7980	0.6969	0.6087	0.5316
DISCOUNTED FCFF		(0.1)	0.6	0.5	0.7	0.8	0.9

CUMULATIVE DFCFF	3.3	CUMULATIVE DFCFF	3.3
DISCOUNTED RESIDUAL VALUE	6.9	DISCOUNTED RESIDUAL VALUE	6.6

ENTERPRISE VALUE (EV)	10.2	ENTERPRISE VALUE (EV)	9.9
ADD: CASH	0.1	ADD: CASH	0.1
ENTERPRISE VALUE @ 10.31.02	10.4	ENTERPRISE VALUE (Including	10.0

RESIDUAL CALCULATION:		RESIDUAL CALC GROWTH MODEL:

EBITDA (2007)	2.3	FCF (Terminal)	1.2
Exit Multiple	6.0	k-g	9.5%

Residual Value	13.9	Residual Value	12.4
End of Year Discount Factor	0.4968	Mid-Year Discount Factor	0.5316
Discounted Residual Value	6.9	Dicounted Residual Value	6.6

AVERAGE INCOME APPROACH INDICATION	10.2

EXHIBIT 7

UTI CORPORATION
FORMING REPORTING UNIT
WEIGHTED AVERAGE COST OF CAPITAL (WACC) ANALYSIS

WEIGHTED AVERAGE COST OF CAPITAL (1-YEAR BETA)

	AGH	ATR	SEH	SLGN	Average	Median
BETA(LEVERED)
1-YEAR S&P (Weekly)	1.36	0.57	0.24	nm	0.72	0.57
% DEBT/COMMON EQUITY (MV)	321.3%	23.7%	72.0%	324.3%	185.3%	196.6%
DEBT/TOTAL CAPITAL	76.3%	19.1%	41.9%	76.4%	53.4%	59.1%
BETA(UNLEVERED)=
Beta(levered)/[1+(1-1)*D/E]	0.45	0.50	0.17	nm	0.37	0.45
DEBT	EQUITY	BETA- (UNLEVERED) Selected	RELEVERED BETA	RISK FREE RATE (2)	EQUITY RISK PREMIUM(3)	SIZE PREMIUM(5)	COMPANY SPECIFIC PREMIUM	COST OF EQUITY	COST OF DEBT(4)	TAX RATE	AFTER-TAX COST OF DEBT	WACC(1)
10.0%	90.0%	1.00	1.07	5.04%	7.42%	5.33%	2.00%	20.30%	8.06%	38.00%	5.00%	18.77%
20.0%	80.0%	1.00	1.16	5.04%	7.42%	5.33%	2.00%	20.94%	8.06%	38.00%	5.00%	17.75%
30.0%	70.0%	1.00	1.27	5.04%	7.42%	5.33%	2.00%	21.76%	8.06%	38.00%	5.00%	16.73%
40.0%	60.0%	1.00	1.41	5.04%	7.42%	5.33%	2.00%	22.86%	8.06%	38.00%	5.00%	15.71%
50.0%	50.0%	1.00	1.62	5.04%	7.42%	5.33%	2.00%	24.39%	8.06%	38.00%	5.00%	14.69%
60.0%	40.0%	1.00	1.93	5.04%	7.42%	5.33%	2.00%	26.69%	8.06%	38.00%	5.00%	13.67%
70.0%	30.0%	1.00	2.45	5.04%	7.42%	5.33%	2.00%	30.52%	8.06%	38.00%	5.00%	12.66%
80.0%	20.0%	1.00	3.48	5.04%	7.42%	5.33%	2.00%	38.19%	8.06%	38.00%	5.00%	11.64%
90.0%	10.0%	1.00	6.58	5.04%	7.42%	5.33%	2.00%	61.19%	8.06%	38.00%	5.00%	10.62%

NOTES:

(1)
Weighted Average Cost of Capital (WACC) = [Cost of Equity * (Equity / (Debt+Equity))] + [Cost of Debt * (1—Tax Rate) * (Debt/(Debt+Equity))]

(2)
Risk-Free Rate represents the yield to maturity for a treasury bond with approximately twenty-years remaining to maturity.

(3)
Equity Risk Premium is appr. mean premium of large company stocks' total returns less long-term gov't bonds income returns (per lbbotson 2001 SBBI Yearbook).

(4)
Represents cost of corporate debt per S&P Industrial Bond Yield Indices:

Corporate-AAA (20 YRS.)	5.90%
Corporate-AA (20 YRS.)	6.01%
Corporate-A (20 YRS.)	6.54%
Corporate-BBB (20 YRS.)	8.06%
Investment Grade Average	6.63%
Corporate BB+(15 YRS.)	10.70%
Corporate BB/BB—(10 YRS.)	11.54%

(5)
Size Premium represents premium in excess of CAPM for companies within size decile 10 (per lbbotson Associates 2001 SBBI Yearbook).

  EXHIBIT 8

UTI CORPORATION
FORMING REPORTING UNIT
VALUATION SUMMARY

Market Approach	7.6
Income Approach	10.2
Value Conclusion	8.9
Book Value 10/31/02	33.0
Difference	(24.2)
Conclusion:	Impaired

QuickLinks

  Schedule A
MDMI Valuation of ATM as of Jan, 1, 2002
  Schedule B
APPRAISAL CERTIFICATION
ASSUMPTIONS AND LIMITING CONDITIONS
  EXHIBIT 1
UTI CORPORATION FORMING REPORTING UNIT GUIDELINE COMPANY DESCRIPTIONS
  EXHIBIT 2
UTI CORPORATION FORMING REPORTING UNIT GUIDELINE COMPANY DATA ($ in Millions) VALUATION DATE 10/31/02
UTI CORPORATION FORMING REPORTING UNIT GUIDELINE COMPANY FINANCIAL RATIOS ($ in Millions)
  EXHIBIT 4
UTI CORPORATION FORMING REPORTING UNIT MULTIPLES ANALYSIS
  EXHIBIT 5
UTI CORPORATION FORMING REPORTING UNIT MARKET APPROACH SUMMARY
  EXHIBIT 6
COMPANY: UTI CORPORATION FORMING REPORTING UNIT 5 Year Free Cash Flow Model w/ Terminal Year Adjustments
  EXHIBIT 7
UTI CORPORATION FORMING REPORTING UNIT WEIGHTED AVERAGE COST OF CAPITAL (WACC) ANALYSIS
UTI CORPORATION FORMING REPORTING UNIT VALUATION SUMMARY